March 18, 2016

Via EDGAR

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Toyota Motor Corporation
Registration Statement on Form F-4
Filed February 5, 2016
File No. 333-209402

Dear Mr. McWilliams,

At the request of Toyota Motor Corporation (“Toyota”), we are responding to the comment letter, dated March 3, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form F-4 filed on February 5, 2016. In conjunction with this letter, Toyota is filing the Pre-Effective Amendment No. 1 to the Registration Statement. For the Staff’s convenience, a marked copy of the Pre-Effective Amendment No. 1 to the Registration Statement, showing changes from the Registration Statement filed on February 5, 2016, is being delivered to the Staff.

The responses of Toyota to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in Toyota’s responses relate to the marked copy of the Pre-Effective Amendment No. 1 to the Registration Statement.

In addition to the amendments in response to the Staff’s comments, Toyota has amended certain portions of the Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy delivered to the Staff. Furthermore, Toyota has included in the Pre-Effective Amendment No. 1 to the Registration Statement the interim financial statements as of and for the nine-month period ended December 31, 2015, prepared in accordance with U.S. GAAP.

Toyota has not included as part of the filing of the Pre-Effective Amendment No. 1 to the Registration Statement all of the exhibits that are required to be included. Toyota plans to include the other exhibits in a later amendment to the Registration Statement.

The Share Exchange, page 17

Background to the Share Exchange, page 17

1.	Please disclose how the parties determined that Daihatsu should become a wholly-owned subsidiary of Toyota rather than pursuing other alternatives for the companies to strengthen their collaboration such as Toyota increasing its stake in Daihatsu.

In response to the Staff’s comment, Toyota has revised the disclosure on page 18 to set out the various ways in which Toyota and Daihatsu considered strengthening their alliance with respect to compact cars. Toyota and Daihatsu considered two alternatives with respect to Toyota’s shareholding interest in Daihatsu: either to maintain the existing ownership of approximately 51% or to make Daihatsu a wholly-owned subsidiary. The companies concluded that in order to achieve the strengthening of the alliance, it was necessary to align the interests and unify the strategy and resources of the companies, which could only be accomplished by making Daihatsu a wholly-owned subsidiary of Toyota.

2.	Please disclose how the parties came to an agreement on the share exchange ratio. We note that you have disclosed several meetings where the share exchange ratio was discussed. Please disclose any material developments with respect to the determination of the share exchange ratio at such meetings.

In response to the Staff’s comment, Toyota has revised the disclosure on page 19 to provide the requested information.

3.	Please disclose how Daihatsu determined to select SMBC Nikko Securities as its financial advisor. Refer to Item 4(b) of Form F-4 and Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, Toyota has revised the disclosure on page 18 to provide the requested information.

Determination of Daihatsu’s Board of Directors, page 20

4.	We note that you have disclosed the material factors that Daihatsu’s board of directors considered in approving the share exchange, which appear to be all positive factors. Please disclose what, if any, negative factors were considered.

The board of directors of Daihatsu decided to approve the share exchange by considering a variety of factors holistically, including those listed on pages 21 and 22 such as the valuation report submitted by SMBC Nikko Securities, the third-party committee’s response to referrals, information gleaned from legal and financial due diligence on Toyota’s operations and the legal advice of Mori Hamada & Matsumoto. Daihatsu’s board of directors considered whether there are any negative factors in approving the share exchange, but did not identify any discrete negative factors.

Daihatsu’s Financial Advisor, page 21

Discounted Cash Flow Analysis, page 23

5.	We note that Toyota and Daihatsu provided SMBC Nikko Securities financial forecasts used in performing the discounted cash flow analysis. To the extent material to understanding the decision of Daihatsu’s board to approve the share exchange or to recommend that shareholders vote for the share exchange, please revise to disclose those forecasts in your registration statement.

The financial forecasts of Toyota and Daihatsu were generated solely in connection with the share exchange and were not created with a view to disclosure, thereby making their disclosure potentially misleading to shareholders. For example, the financial forecasts were based on many assumptions as to external economic factors in Japan, North America, Europe, Asia and other markets in which Toyota and Daihatsu operate, such as industry trends, general economic conditions, interest rates, foreign exchange rates and changes in taxation. Furthermore, Daihatsu’s board of directors decided to approve the share exchange by considering a variety of factors holistically, without giving particular weight to the financial forecasts of Toyota and Daihatsu.

Miscellaneous, page 24

6.	We note that the description in the registration statement regarding the material relationships between SMBC Nikko Securities and Daihatsu does not provide a narrative and quantitative description of the fees paid or to be paid to SMBC Nikko Securities and its affiliates by Daihatsu and its affiliates. Please revise the registration statement to provide such disclosures. Refer to Item 4(b) of Form F-4 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, Toyota has revised the disclosure on page 24 to provide the requested information.

Response to Referral to the Third-party Committee, page 24

7.	Please disclose how the members of the third-party committee were selected.

In response to the Staff’s comment, Toyota has revised the disclosure on page 25 to provide the requested information.

8.	We note your disclosure that the third-party committee received an explanation from SMBC Nikko Securities concerning the valuation of the share exchange ratio in the share exchange and an explanation from Mori Hamada & Matsumoto, legal advisor to Daihatsu, concerning the details of the measures to ensure fairness of the procedures of the share exchange and the measures to avoid conflicts of interest, such as the decision-making method and procedures of the board of directors of Daihatsu with respect to the share exchange. Information about any reports, opinions or appraisals that are materially related to the share exchange and referred to in the registration statement is required to be disclosed in the registration statement and filed as an exhibit. Refer to Items 4(b) and 21(c) of Form F-4.

No reports, opinions or appraisals were provided by Mori Hamada & Matsumoto to the third-party committee in connection with its explanations to the third-party committee concerning the details of the measures to ensure fairness of the procedures of the share exchange and the measures to avoid conflicts of interest.

In addition, other than a draft of the Valuation Report for the Share Exchange Ratio addressed to the board of directors of Daihatsu, no reports, opinions or appraisals were provided by SMBC Nikko Securities in connection with its explanations to the third-party committee concerning the valuation of the share exchange ratio in the share exchange. Toyota respectfully notes that the final version of the valuation report is included in the Prospectus as Appendix B.

Exhibit 8.2

9.	Please have counsel revise the fourth paragraph of the opinion to clearly state that the disclosure under the headings “Questions and Answers about the Share Exchange—What are the U.S. federal income tax consequences of the share exchange to U.S. Holders of Daihatsu shares?” and “Summary—Material Tax Consequences—U.S. Federal Income Tax Consequences” and the U.S. federal income tax consequences disclosure under the heading “The Share Exchange—Tax Consequences of the Share Exchange” are the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel.

Shearman & Sterling LLP, counsel to Toyota, respectfully notes that the discussion contained in the Prospectus under the captions “Questions and Answers About the Share Exchange—What are the U.S. federal income tax consequences of the share exchange to U.S. Holders of Daihatsu shares?”, “Summary—Material Tax Consequences—U.S. Federal Income Tax Consequences,” and “The Share Exchange—Tax Consequences of the Share Exchange” are summaries of counsel’s opinion and are not in of themselves opinion of counsel. In response to the Staff’s comment, Toyota has revised the disclosure on pages x, 4 and 29 to add a cross reference to the caption “Taxation – U.S. Federal Income Tax Consequences,” expressly stating that counsel’s opinion appears thereunder. Counsel has also revised its opinion in Exhibit 8.2 of the Registration Statement to consent to references to it under the additional captions.

Toyota acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:

Ada D. Sarmento (Securities and Exchange Commission)

Hiroyuki Kobayashi (Toyota Motor Corporation)

Yasuhiro Nonaka (Toyota Motor Corporation)

Koji Sugimoto (PricewaterhouseCoopers Aarata)

5